Television Broadcasts Limited
電視廣播有限公司

8 August 2008

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sir,

TELEVISION BROADCASTS LIMITED
DATE OF BOARD MEETING

Enclosed please find a copy of the captioned notification which was published on The Stock Exchange of Hong Kong Limited and our corporate websites on 8 August 2008 for your records.

Yours faithfully,

Adrian Mak
Company Secretary

Encl.

TVB City, 77 Chun Choi Street, Tseung Kwan O Industrial Estate, Kowloon, Hong Kong Telephone: (852) 2335-2288 Telex: 43596 TVB HX Fax: (852) 2358-1337
香港九龍將軍澳工業邨駿才街七十七號電視廣播城 電話：(852) 2335-2288 電訊：43596 TVB HX 圖文傳真：(852) 2358-1337

RECEIVED

2008 AUG 28 P 1:49

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

DATE OF BOARD MEETING

The Board of Directors (the "Board") of Television Broadcasts Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 27 August 2008 at 3:45 p.m., to, among other matters, approve the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and its publication, and to consider the payment of an interim dividend.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 8 August 2008

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M.* (Executive Chairman)
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
Dr. CHOW Yei Ching, *G.B.S.*
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin (Alternate Director to Christina LEE LOOK Ngan Kwan)

END